Exhibit 99.1

AMAYA INC.

(the “Corporation”)

REPORT OF VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations)

This report describes the matter voted upon and the outcome of the vote at the annual and special meeting of shareholders of the Corporation (the “Meeting”) held on June 22, 2015. The matters set out below are described in greater detail in the management information circular of the Corporation dated May 14, 2015 (the “Management Information Circular”).

Item Voted Upon	Result of Vote
1. Election of directors proposed in the Management information circular

David Baazov	• elected by the shareholders of the Corporation with 99.57% of the votes cast in favour and 0.43% of the votes withheld.

Daniel Sebag	• elected by the shareholders of the Corporation with 96.84% of the votes cast in favour and 3.16% of the votes withheld.

Gen. Wesley K. Clark	• elected by the shareholders of the Corporation with 99.18% of the votes cast in favour and 0.82% of the votes withheld.

Divyesh (Dave) Gadhia	• elected by the shareholders of the Corporation with 99.70% of the votes cast in favour and 0.30% of the votes withheld.

Harlan Goodson	• elected by the shareholders of the Corporation with 99.68% of the votes cast in favour and 0.32% of the votes withheld.

Dr. Aubrey Zidenberg	• elected by the shareholders of the Corporation with 98.11% of the votes cast in favour and 1.89% of the votes withheld.

As such, each of the directors listed as nominees in the Management Information Circular were elected as directors of the Corporation until the next annual meeting of shareholders of the Corporation or until their respective successors are elected or appointed or they otherwise cease to hold office.

2. Appointment of Deloitte LLP as independent, external auditors of the Corporation for the ensuing year or until their successors are appointed and authorizing the directors to fix their remuneration (the “Resolution to Appoint Auditors”).

•    The Resolution to Appoint Auditors was approved by the shareholders of the Corporation with approximately 100% of the votes cast in favour and approximately 0% of the votes withheld.

As such, Deloitte LLP were appointed as independent, external auditors of the Corporation until the next annual meeting of shareholders of the Corporation or until their successors are appointed and the directors are authorized to fix their remuneration.

3. An ordinary resolution ratifying the adoption of a new equity incentive plan of the Corporation (the “New Equity Incentive Plan”) in the form set out at Schedule “D” of the Management Information Circular and amending certain terms of the existing stock option plan of the Corporation (the “Stock Option Plan”) to limit the number of shares issuable thereunder to the number of options outstanding thereunder as of the date of the Meeting (the “Resolution to Approve the New Equity Incentive Plan and Amend the Stock Option Plan”).

•    The Resolution to Approve the New Equity Incentive Plan and Amend the Stock Option Plan was approved by shareholders of the Corporation with approximately 86% of the votes cast in favour and approximately 14% of the votes cast against.

The New Equity Incentive Plan was adopted and amendments to the Stock Option Plan to limit the number of shares issuable thereunder to the number of options outstanding thereunder as of the date of the Meeting were approved.

4. An ordinary resolution approving amendments to the Stock Option Plan to extend the expiry date of options granted thereunder by 24 months (the “Ordinary Resolution to Amend the Stock Option Plan”). The Ordinary Resolution to Amend the Stock Option Plan is to be approved by a majority of the votes cast by shareholders of the Corporation entitled to vote at the Meeting, represented in person or by proxy, on a disinterested shareholder approval basis, by excluding the votes cast with respect to common shares of the Corporation beneficially owned by the insiders of the Corporation and their respective associates who hold options under the Stock Option Plan.

•    The Ordinary Resolution to Amend the Stock Option Plan was approved by shareholders of the Corporation, with approximately 65% of all votes cast by disinterested shareholders of the Corporation, and approximately 35% of the votes cast against.

Amendments to the Stock Option Plan to extend the expiry date of options outstanding thereunder by 24 months were approved.

DATED this 22nd day of June 2015.

AMAYA INC.

By:	(s) Robert Mincoff
Name: Robert Mincoff
Title: Assistant Secretary